UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MONOLITHIC POWER SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51026	77-0466789
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

79 Great Oaks Boulevard, San Jose, CA 95119
(Address of principal executive offices) (Zip Code)

T. Bernie Blegen (408) 826-0600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__x__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Monolithic Power Systems, Inc. (including its consolidated subsidiaries, “MPS”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

1. Company Overview

MPS is a leading company in high performance power solutions. Founded in 1997, MPS designs and provides small, highly energy efficient, easy-to-use power solutions for systems found in industrial applications, telecommunication infrastructures, cloud computing, automotive, and consumer applications. MPS’s mission is to reduce total energy consumption in its customers' systems with green, practical, compact solutions. MPS believes that it differentiates itself by offering solutions that are more highly integrated, smaller in size, more energy efficient, more accurate with respect to performance specifications and, consequently, more cost-effective than many competing solutions. MPS plans to continue to introduce new products within its existing product families, as well as in new innovative product categories.

2. Products Overview

MPS’s product families are classified in the following two categories (collectively, the "products"):

Direct Current (DC) to DC Products - DC to DC ICs are used to convert and control voltages within a broad range of electronic systems, such as portable electronic devices, wireless LAN access points, computers, and monitors, automobiles and medical equipment. The DC to DC products are differentiated in the market, particularly with respect to their high degree of integration, high voltage operation, high load current, high switching speed and small footprint. These features are important to customers as they result in fewer components, a smaller form factor, more accurate regulation of voltages, and, ultimately, lower system cost and increased reliability through the elimination of many discrete components and power devices.

Lighting Control Products - Lighting control ICs are used in backlighting and general illumination products. Lighting control ICs for backlighting are used in systems that provide the light source for LCD panels typically found in notebook computers, LCD monitors, and car navigation systems.

3. Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

As required by Form SD, MPS has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which MPS refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission. The results of MPS’s RCOI regarding the Subject Minerals are included below.

MPS’s global supply chain is complex. As a company in the analog semiconductor business, MPS does not engage in the actual mining of conflict minerals. In addition, MPS does not make purchases of raw ore or unrefined conflict minerals. In the course of its business operations, however, MPS contracts with third parties to manufacture its products that may contain conflict minerals. Because MPS does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between MPS and the original sources of conflict minerals. As a result, MPS relies on its suppliers to provide information regarding the origin of any conflict minerals that are included in its products.

MPS evaluated where Subject Minerals were used in its products, and as a result of this process, MPS identified those suppliers that it believed could potentially provide materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). MPS then asked the Covered Suppliers to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Due Diligence Template and related questionnaire (the “EICC Template”). The EICC Template requires the disclosure, among other matters, of the facility/smelter at which conflict minerals are processed, as well as the country of origin for such conflict minerals. Such responses from the Cover Suppliers were reviewed by MPS’s Quality Assurance group. An escalation process was initiated with Covered Suppliers who were non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. For the Reporting Period, MPS obtained representations from 100% of the Covered Suppliers, all of whom certified to MPS that the components or materials used in the manufacturing of MPS’s products during the Reporting Period were not sourced from the Covered Countries.

Based on the information obtained pursuant to the RCOI process described above, MPS has reasonably determined that the conflict minerals contained in its products during the Reporting Period did not originate in the Covered Countries.

As required by Form SD, the disclosure contained in this Form SD regarding MPS’s RCOI is available on MPS’s website located at http://www.monolithicpower.com. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.  Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016	By:	/s/ T. Bernie Blegen
T. Bernie Blegen
Interim Chief Financial Officer

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